UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K
                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934. For the fiscal year ended December 31, 2000.

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934.
         For the transition period from _________ to _________.

                          Commission file number 1-1363

                                     ------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         ENVIROSOURCE, INC. SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    Envirosource, Inc.
                                    1155 Business Center Drive
                                    Horsham, Pennsylvania 19044-3454

                         Envirosource, Inc. Savings Plan

                 Financial Statements and Supplemental Schedules

                     Years ended December 31, 2000 and 1999




                                TABLE OF CONTENTS

Report of Independent Auditors.................................................3

Audited Financial Statements

Statements of Net Assets Available for Benefits,
  as of December 31, 2000 and 1999.............................................4
Statements of Changes in Net Assets Available for Benefits,
  Years Ended December 31, 2000 and 1999.......................................5
Notes to Financial Statements..................................................6

Supplemental Schedules

Schedule of Assets Held for Investment Purposes...............................10
Schedule of Reportable Transactions...........................................11

                          INDEPENDENT AUDITORS' REPORT



The Envirosource, Inc. Savings Plan
  Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the Envirosource, Inc. Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                /s/  Hege Kramer Connell Murphy & Goldkamp, P.C.

May 11, 2001


                         Envirosource, Inc. Savings Plan

                 Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999

                                                                                   December 31,
                                                                  ------------------------------------------------
                                                                        2000                          1999
                                                                  ------------------            ------------------

Investments, at fair value                                              $15,653,900                   $15,747,320

Short-term investment fund                                                    7,456                         1,650
                                                                  ------------------            ------------------

  Total investments                                                      15,661,356                    15,748,970

Investment income receivable                                                 32,306                         2,543
                                                                  ------------------            ------------------

Net assets available for benefits                                       $15,693,662                   $15,751,513
                                                                  ==================            ==================

See accompanying notes.

                         Envirosource, Inc. Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                     Years Ended December 31, 2000 and 1999

                                                                              Year Ended December 31,
                                                                  ------------------------------------------------
                                                                         2000                          1999
                                                                  ------------------            ------------------
Additions:
  Contributions
    Participants                                                        $   908,095                   $   942,075
    Employer                                                                318,381                       323,176
                                                                  ------------------            ------------------
  Total contributions                                                     1,226,476                     1,265,251
                                                                  ------------------            ------------------

  Investment income (loss):
    Interest                                                                177,077                       265,964
    Dividends                                                             1,239,528                     1,215,405
    Net depreciation in fair value of investments                          (339,552)                     (514,756)
                                                                  ------------------            ------------------
   Total investment income                                                1,077,053                       966,613
                                                                  ------------------            ------------------

  Transfer of participants' assets from
    other plans
                                                                                  -                         6,300

  Merger of Alexander Mill Services, Inc. plan                                    -                       203,727
                                                                  ------------------            ------------------

Total additions                                                           2,303,529                     2,441,891

Participant withdrawals                                                  (2,361,380)                   (3,589,869)
                                                                  ------------------            ------------------

Decrease in net assets available for benefits                               (57,851)                   (1,147,978)
Net assets available for benefits at
  beginning of year                                                      15,751,513                    16,899,491
                                                                  ------------------            ------------------

Net assets available for benefits at end of year                        $15,693,662                   $15,751,513
                                                                  ==================            ==================

See accompanying notes.

                        Envirosource, Inc. Savings Plan
                         Notes to Financial Statements
                           December 31, 2000 and 1999


1.  DESCRIPTION OF THE PLAN

The following is a general description of the Envirosource, Inc. Savings Plan (the "Plan"). Participants should refer to the Plan document for a more complete description of its provisions.

GENERAL

The Plan is a defined contribution plan available to all salaried and certain nonunion hourly employees of Envirosource, Inc. (the "Company") who have completed one year of service, as defined by the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may make tax-deferred contributions ranging from 2% to 6% of their base salaries, with the employer contributing a matching amount equal to 50% of such contributions, subject to certain limitations. Participant contributions invested in the Envirosource, Inc. Common Stock Fund were matched 100% through December 31, 1999. Beginning January 1, 2000, such contributions are matched 50%. Participants may make additional tax-deferred contributions ranging from 1% to 6% of their base salaries without further contributions by the employer up to the annual limit prescribed by the Internal Revenue Code (IRC). Participants may also make additional contributions to the Plan, subject to certain limitations, which are not tax-deferred.

Effective January 1, 2001 the Plan was amended to prohibit future contributions or transfers into the Envirosource, Inc. Common Stock Fund.

PARTICIPANT ACCOUNTS

Each participant's account is credited with their contributions and allocations of the employer's contributions and Plan earnings. Allocations of employer contributions are based on participant-directed investment elections. Allocations of Plan earnings are based on each participant's account balance.

                        Envirosource, Inc. Savings Plan
                         Notes to Financial Statements
                           December 31, 2000 and 1999


VESTING

Participants are immediately and fully vested in their Plan contributions, and any investment income thereon. Generally, participants become 20% vested in the matching contributions made by the employer (and investment income thereon) for each year of qualifying service. In addition, regardless of the years of service, participants become fully vested upon reaching age 65, death or disability, termination of the Plan, or discontinuance of matching contributions by the employer. Forfeitures of matching account balances by participants not fully vested upon termination are used to fund benefits required to be restored for formerly terminated participants. The excess, if any, is used to reduce the employer's funding of future matching contributions.

PAYMENTS OF BENEFITS

Upon termination of employment, participants receive lump-sum distributions unless they elect to receive annual benefits over a ten-year period.
Participants with account balances less than $5,000 receive lump-sum distributions only.

PARTICIPANT LOANS

A qualified participant may request a loan once in any twelve-month period, subject to the approval of the Plan's Administrative Committee. The total amount of loans outstanding at any time for a participant may not exceed the lesser of 50% of the vested balance in the participant's account, or $50,000. The loans are payable over a period of up to five years, and bear interest at market rates prevailing when the loans are made.

PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. In the event the Plan is terminated, participants become fully vested in their accounts, and such amounts will be distributed to them as described in the Plan document.

ADMINISTRATIVE EXPENSES

Administrative expenses incurred by the Plan are paid by the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in mutual funds are stated at the quoted net asset values of the respective funds on the last business day of the Plan year. Investments in Envirosource, Inc. common stock are stated at the quoted market price of the stock. Loans to participants are valued at their outstanding balances, which approximate fair value.

                        Envirosource, Inc. Savings Plan
                         Notes to Financial Statements
                           December 31, 2000 and 1999



2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued as earned. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  INVESTMENTS

Through December 31, 2000 participants could direct employer and employee contributions into the Envirosource, Inc. Common Stock Fund, or into any of nine mutual funds of the Vanguard Group of Mutual Funds. Vanguard funds that participants may invest in are: the Prime Money Market Fund, the Total Bond Market Index Fund, the Wellesley Income Fund, the Windsor Fund, the Total Stock Market Index Fund, the Wellington Fund, the PRIMECAP Fund, the Explorer Fund, and the International Growth Fund. Participants, upon their entry into the Plan, receive summaries of each fund's investment objectives. A more detailed prospectus for any of the investment options will be made available to participants upon request, at no cost.

Effective January 1, 2001 the Plan was amended to prohibit future contributions or transfers into the Envirosource, Inc. Common Stock Fund.

The following table presents shares held and the fair value of investments representing 5% or more of net assets available for benefits at December 31, 2000 and 1999:

                                                                                       2000               1999
                                                                                  ----------------   ---------------
Vanguard Prime Money Market Fund, 2,401,081 and  2,588,032
  shares, respectively                                                                 $2,401,081        $2,588,032
Vanguard Wellesley Income Fund, 86,017 and 85,472
  shares, respectively                                                                  1,749,587         1,611,152
Vanguard Windsor Fund, 426,418 and 474,142
  shares, respectively                                                                  6,520,218         7,192,740
Vanguard Total Stock Market Index Fund, 40,685 and 35,480 shares,                       1,190,429         1,178,647
  respectively
Vanguard PRIMECAP Fund, 37,180 and 24,520 shares,respectively                           2,244,954         1,521,968

                        Envirosource, Inc. Savings Plan
                         Notes to Financial Statements
                           December 31, 2000 and 1999



4.       RELATED PARTY TRANSACTIONS

At December 31, 2000, the Plan held 363,767 shares of the Envirosource, Inc. Common Stock Fund, with a fair value of $27,606. At December 31, 1999, there were 219,738 shares held with a fair value of $170,163. The decrease in net assets available for benefits during 2000 was $137,560 primarily consisting of net depreciation in fair value of the stock of $191,408, offset by contributions, net of withdrawals, of $48,851. For 1999, the decrease in net assets was $510,589 primarily consisting of net depreciation of $583,084 offset by net contributions of $73,711.

5.       INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 11, 1995 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan was amended and restated effective January 1, 1996. The Plan will apply for a new determination letter prior to the end of the 2001 plan year, as required. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the IRC, and therefore believes that the Plan is qualified and the related trust remains tax-exempt.

6.       PLAN MERGER

During 1999, net assets representing balances of certain salaried employees of the Alexander Mill Services, Inc. 401(k) plan were transferred into the Plan. Such assets totaled $203,727 at the time of the transfer.

                                             Envirosource, Inc. Savings Plan

                                     Schedule of Assets Held for Investment Purposes

                                                    December 31, 2000


                                                   Description of Investment,
                                                   including Interest
Identity of Issue, Borrower, Lessor,               Rate, Par Value, and                                       Current
  or Similar Party                                 Maturity Date, if any               Cost                    Value
-----------------------------------------          ---------------------          ---------------          ---------------

Mutual Funds:                                                Shares
                                                             -----------
  Vanguard Group of funds:
    Prime Money Market Fund                                   2,401,081              $ 2,401,081              $ 2,401,081
    Total Bond Market Index Fund                                 42,385                  420,712                  422,155
    Wellesley Income Fund                                        86,017                1,843,662                1,749,587
    Windsor Fund                                                426,418                6,528,742                6,520,218
    Total Stock Market Index Fund                                40,685                1,184,023                1,190,429
    Wellington Fund                                               4,858                  138,777                  137,041
    PRIMECAP Fund                                                37,180                2,177,831                2,244,954
    Explorer Fund                                                 3,241                  229,898                  194,739
    International Growth Fund                                    11,597                  240,769                  218,841
                                                                                  ---------------          ---------------

  Total Vanguard Group of Funds                                                       15,165,495               15,079,045

Envirosource, Inc. Common Stock Fund *                          363,767                  979,853                   27,606

Participant Loans *                                Interest rates from 8%
                                                     to 12%                                    -                  547,249
                                                                                  ---------------          ---------------

Total Investment Funds                                                                16,145,348               15,653,900
                                                                                  ---------------          ---------------

Wilmington Trust Company *
  Short-term Money Market Fund                                    7,456                    7,456                    7,456
                                                                                  ---------------          ---------------

Total assets held for investment purposes                                            $16,152,804              $15,661,356
                                                                                  ===============          ===============


* Indicates party-in-interest to the Plan.

                                             Envirosource, Inc. Savings Plan

                                           Schedule of Reportable Transactions

                                              Year Ended December 31, 2000

Identity of                                       Purchase             Selling               Cost of            Net Gain
Party Involved      Description of Assets           Price               Price                 Asset              (Loss)
--------------      ---------------------       -------------         -----------          ------------         ----------

                    (iii) Series of transactions in excess of 5% of Plan assets
                    -----------------------------------------------------------

Wilmington Trust
Co.                 Short-term investment fund    $1,945,550          $        -            $1,945,550         $        -

                                                           -           1,945,549             1,945,549                  -
Vanguard Group
  of Mutual Funds   Prime Money Market Fund          617,639                   -               617,639                  -

                                                           -             804,594               804,594                  -

                    PRIMECAP Fund                  1,014,239                   -             1,014,239                  -

                                                           -             184,785               147,815             36,970

                    Windsor Fund                   1,335,507                   -             1,335,507                  -

                                                           -           2,063,270             2,135,047            (71,777)

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:    June 19, 2001

                                       ENVIROSOURCE, INC. SAVINGS PLAN


                                       By: /s/John C. Heenan
                                           -----------------
                                           John C. Heenan
                                           Member of the Envirosource, Inc.
                                           Savings Plan Administrative Committee

                                  EXHIBIT INDEX

Number                              Exhibit                            Page


23.1                       Consent of Independent Auditors              EX-23.1